SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 44)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No. 44 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(121)  Advertisement issued on October 18, 1996.
(a)(122)  Postcard sent to KCPL shareholders on or about October 18, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 18, 1996                    By   /s/ JERRY D. COURINGTON

                                           Jerry D. Courington,
                                           Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(121)            Advertisement issued on October 18, 1996.         1
(a)(122)            Postcard sent to KCPL shareholders.               1
                    on or about October 18, 1996.

                                             Exhibit No. (a)(121)

The following advertisement was issued on October 18, 1996:

ATTENTION KCPL SHAREOWNERS HERE'S WHY YOU SHOULD TENDER YOUR KCPL SHARES NOW.

Western Resources' Offer*
Dividend per KCPL share: $2.00-$2.35
Price per KCPL share: $31.00

Protect your investment.  Act by October 25.

1. A majority of shareowners voting on August 16 rejected KCPL management's proposal to merge with UtiliCorp. Now, a recent survey from a nationally respected research firm shows 68 percent of KCPL shareowners want KCPL to talk with Western Resources about our offer.

2. Here's how you can make that happen. By tendering your shares to Western Resources by October 25, you can send a dear signal to KCPL executives and board that you want KCPL to talk with Western Resources about our offer--the only offer still on the table.

3. Only by tendering your shares to Western Resources can you take advantage of our offer of $31 per share and a projected increase of up to 45 percent over KCPL's current dividend.

4. Why wait and run the risk of your KCPL share value dropping? Remember, the last price for KCPL stock before Western Resources proposed a merger was just $23 7/8.

5. To tender your shares to Western Resources before our expiration date of October 25, you can use the form mailed to you, or call your broker.

Call your broker or call toll free 1-800-223-2064.

[logo]

* Dividend per KCPL share is based upon Western Resources projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

** Based on a statistically valid nationwide survey conducted on behalf of Western Resources of over 500 KCPL shareowners during the period of September 27-30, 1996.


        This advertisement is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL.
     Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.



                                             Exhibit No. (a)(122)

The following postcard was sent to KCPL shareholders on or about October 18, 1996:

[logo]
Western Resources

Western Resources
818 Kansas Avenue
Topeka, Kansas  66612

If you're having trouble deciding whether to tender now, read this!

Why You Should Tender Your KCPL Shares Now!

"...we believe it is important that KLT (Kansas City Power & Light) shareholders tender their shares as soon as possible so that they will send a strong message to the KLT board to sit down with WR (Western Resources)." -- Edward Tirello, Utilities Analyst, NatWest Securities, September 24, 1996

By tendering your shares before October 25 you will lose nothing--not your dividend and not access to your stock certificates. But you have plenty to gain:

     -- $31 tax free per KCPL share*
     -- A 45% increase in your dividend*

But we urge you to act quickly. There is no other offer on the table. And as Ed Tirello says, it is important that you tender your shares now. If you don't tender now, the price of your KCPL shares could fall. Remember, KCPL's closing stock price was $23 7/8 the day before Western Resources made its offer.

Help us combine these two fine companies. Call your broker now or call toll-free at 1-800-223-2064. Or just complete the tendering form we've already sent you.

* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

This postcard is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.